

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 26, 2006

Mr. Julian Waldron
Senior Executive Vice President, Chief Financial Officer
Thomson
46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt - France

Re: Thomson
Form 20-F for Fiscal Year Ended December 31, 2005
Filed May 12, 2006
File No. 1-14974

Dear Mr. Waldron:

We have reviewed your supplemental response letter dated November 3, 2006 as well as your filing and have the following comment. As noted in our comment letter dated October 20, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2005

Note 22: Shareholders' Equity, Subordinated Perpetual Notes, page F-60

1. We have reviewed your response to previous comment #2. To help us evaluate your response, please provide us with more details about the call option including but not limited to what is par value and who has the option to call the debt. Tell us how the fixed coupon of 5.75% compares to the normal dividend rate.

   We understand that the notes have a provision by which Thomson can redeem the bond at no penalty in the event of a change in control and a reduction in Thomson's bond rating. Tell us the redemption price in such instance.

   In addition, in light of your history of dividend payments, help us better understand how you considered IAS 37 in your accounting.

   Further, explain to us how you have determined that the subordinated perpetual debt does not meet the definition of equity under U.S. GAAP.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director